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                                                                     EXHIBIT 5.1
                                          JOINT PRESS RELEASE DATED JULY 6, 1999

America Online and drkoop.com Announce Four-year, $89 Million Strategic Alliance

drkoop.com to be Premier Healthcare Resource Across Five AOL Brands

DULLES, Va. & AUSTIN, Texas--(BUSINESS WIRE)--July 6, 1999--

Online Market Leaders Team to Offer Trusted Healthcare Resources to the Largest Consumer Audience in Cyberspace.

drkoop.com to Leverage Sun-Netscape Alliance Infrastructure Systems To Power Its Array of Services.

          America Online, Inc. (NYSE: AOL - news), the world's leading
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interactive services company, and drkoop.com, Inc. (Nasdaq: KOOP - news), the
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leading dedicated Internet healthcare network led by Dr. C. Everett Koop, former
U.S. Surgeon General, today announced a four-year, $89 million strategic alliance to bring drkoop.com's specially programmed health information, services and other resources to the largest consumer audience in cyberspace.

          Through the partnership, drkoop.com will be the most expansive, premier health content partner across five AOL brands, providing AOL and CompuServe's combined membership of 19 million members -- as well as the millions more visitors to AOL.COM, Netscape Netcenter and Digital City - with consumer-focused resources on hundreds of health topics. The companies expect to rollout drkoop.com content across the AOL brands this fall.

          Under the agreement, drkoop.com will provide AOL guaranteed payments totaling $89 million over four years. AOL will also receive fully vested and performance-based warrants to purchase shares in drkoop.com. To support sales efforts for the partnership, drkoop.com will leverage AOL's interactive sales force of over 600 to build advertising and e-commerce opportunities across all drkoop.com and its affiliate sites, as well as to support the rollout of several new products and services throughout the four-year agreement.

          drkoop.com will utilize software from the Sun-Netscape alliance to power the AOL rollout of its services, acquiring a full range of software solutions including Netscape Application Server, Netscape Certificate Management System, Netscape Directory Server and Netscape CommerceXpert application software. The company will deploy these proven solutions to ensure the scalability and performance necessary to support e-commerce and the anticipated dramatic increase in traffic to drkoop.com sites as well as to continue to provide secure access consistent with both companies' strong stance on customer privacy.

          Bob Pittman, AOL's CEO said, "We are delighted to have such a comprehensive new alliance with drkoop.com across our brands. drkoop.com is the nation's leading dedicated online consumer healthcare network, and for decades, Dr. Koop's message of openness and education has resonated with Americans as they have looked for the information that will allow them to make better health care decisions. With this new relationship, drkoop.com and America Online are joining in the cause to simply and conveniently provide sound, reliable health care information, advice and health management tools to all Americans."
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          Mr. Pittman continued, "This agreement is also a clear example of the end-to-end e-commerce solutions that AOL, the Sun-Netscape Alliance and Sun Microsystems as a cohesive team can bring to our enterprise customers. This arrangement enhances our relationship with drkoop.com and demonstrates the power this team can bring to bear to improve our customers' business."

          Dr. C. Everett Koop, chairman said, "The close relationship drkoop.com is building with America Online will put the power of information back in the hands of millions of Americans. For every person, in any place and at any stage of life, there's nothing more central to their lives than the health and the well-being of themselves and their loved ones. Working together with AOL, we're empowering millions of Americans to take control of their health care and wellness decisions."

          Don Hackett, drkoop.com president and CEO added, "This partnership firmly establishes drkoop.com's dominance in the online healthcare arena -- no one can boast the traffic, presence and critical mass that we've secured through this exciting alliance with AOL. For consumers, important healthcare information has just gotten that much easier to access. For advertisers trying to attract the attention of health-conscious consumers, drkoop.com will be the best online partner to consider."

          The May 1999 Media Metrix report which provides a monthly measurement of both online and Web usage, cited drkoop.com as the #1 dedicated healthcare Internet site with 1.4 million unique visitors, a position also achieved in April. The April 1999 Media Metrix report indicated that AOL's Health Channel is the #1 health destination online, with more than two million unique users per month, more than twice as many visitors as other top health Web sites. Combined, the two online leaders pledge to maintain its focus on delivering quality, trusted healthcare information, products and services to all Americans.

About AOL

          Founded in 1985, America Online, Inc., based in Dulles, Virginia, is the world's leader in interactive services, Web brands, Internet technologies, and e-commerce services. America Online, Inc. operates: two worldwide Internet services, America Online, with more than 17 million members, and CompuServe, with approximately 2 million members; several leading Internet brands including ICQ, AOL Instant Messenger and Digital City, Inc.; the Netscape Netcenter and AOL.COM portals; the Netscape Navigator and Communicator browsers; and AOL MovieFone, the nation's # 1 movie listing guide and ticketing service. Through its strategic alliance with Sun Microsystems, the Company develops and offers easy-to-deploy, end-to-end e-commerce and enterprise solutions for companies operating in the Net Economy.

About drkoop.com

          The Company operates www.drkoop.com, the leading Internet-based
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consumer healthcare network. The Network consists of a consumer-focused interactive Web site that provides users with comprehensive healthcare information and services, as well as affiliate relationships with portals, other Web sites, healthcare organizations and traditional media outlets. The drkoop.com Network is an Internet healthcare initiative that integrates dynamic healthcare content on a wide variety of subjects, interactive communities and tools as well as opportunities to purchase healthcare-related products and services online. In addition to aligning with AOL, drkoop.com is also the exclusive provider of health and related content on three Web sites of the GO
Network: GO Health Center, ESPN.com Training Room and the Family.com Health Channel. drkoop.com is also the premier health content provider for GO's ABCNEWS.com. Additional information on drkoop.com can be found at www.drkoop.com.
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          This news release includes forward-looking statements that are based on current expectations and involve risks and uncertainties. drkoop.com cannot guarantee that actual future events will not vary materially from those described in this release. Specifically, the nature and deployment of new products and services is subject to revision due to technical and other factors, and such products and services may not be accepted by consumers. In addition, our traffic growth is subject to our ability to continue to attract and retain our audience of users by providing healthcare content, tools and other features, which meet the changing demands of those users. For a further discussion of the business risks faced by drkoop.com,
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please see the section captioned "Risk Factors" in our final prospectus filed
June 8, 1999 with the Securities and Exchange Commission. drkoop.com undertakes no obligation to update any of the forward-looking statements in this release.

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